TSX Venture Exchange: POM
American Stock Exchange: PLM

2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-14

POLYMET PRESENTATION AND WEBCAST

Vancouver, British Columbia, October 24, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that Douglas Newby, Chief Financial Officer, will be presenting the Company at the Sanders Morris Harris Middle Market Investor Growth Conference in New York at 2:30 EDT.

The slides are available on PolyMet’s website at www.polymetmining.com and the presentation will be Webcast at: http://www.wsw.com/webcast/smh3/plm/.

PolyMet is an emerging mining company whose 100%-owned assets are exclusively in North America, comprising:

  a large, disseminated copper-nickel-precious metals ore body, and a 100,000 ton per day crushing and grinding facility known as the Erie Plant, located approximately six miles west of the ore body and connected to it by railroad.

PolyMet acquired the Erie Plant from Cleveland Cliffs, Inc. (“Cliffs”) in 2005 and, on September 15, 2006 announced that it had entered into a second agreement with Cliffs to acquire the railroad connection and associated equipment and infrastructure, other facilities and an additional 6,000 acres of property contiguous with the existing tailing facilities. With the completion of this second transaction, PolyMet’s total landholding will be approximately 16,600 acres.

Upon receipt of operating permits and production financing, PolyMet plans to start construction of the project leading in the second half of 2008 to the commencement of commercial production of copper metal, nickel- and cobalt-hydroxides, and a precious metals precipitate containing palladium, platinum, and gold.

*        *        *

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:	Investor Contact:
Douglas Newby	Alex MacDougall
Chief Financial Officer	Macdougall Consultants, Ltd.
+1 (646) 879-5970	+1 (519) 887-6625
djnewby@polymetmining.com	macdougall_consult@yahoo.com